Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Rio Tinto Finance (USA) plc prices US$3.0 billion of fixed rate bonds

17 August 2012

Rio Tinto has priced US$3.0 billion of fixed rate bonds with a weighted average coupon of 2.67% and a weighted average maturity of 12.9 years.

The offering comprises US$1.25 billion of 5-year, US$1.0 billion of 10-year and US$ 750 million of 30-year SEC-registered debt securities. The bonds will be issued by Rio Tinto Finance (USA) plc and will be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited.

The 5-year notes pay a coupon of 1.625% and will mature on 21 August 2017.

The 10-year notes pay a coupon of 2.875% and will mature on 21 August 2022.

The 30-year notes pay a coupon of 4.125% and will mature on 21 August 2042.

HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC, RBS Securities Inc., BNP Paribas Securities Corp., RBC Capital Markets, LLC, SG Americas Securities, LLC and Standard Chartered Bank acted as Joint Bookrunners.

A copy of the prospectus relating to the offering of the fixed rate bonds can be obtained from Rio Tinto at the registered address above, any underwriter or any dealer participating in the offering (HSBC Securities (USA) Inc., toll-free 1-866-811-8049, Morgan Stanley & Co. LLC, toll-free 1-866-718-1649, and RBS Securities Inc., toll-free 1-866-884-2071).

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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Christina Mills	David Ovington
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Bruce Tobin
Office: +61 (0) 3 9283 3612
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Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
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Website:	www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media